INNEXUS BIOTECHNOLOGY INC.

1400 – 400 Burrard Street

Vancouver, British Columbia

Canada

V6C 3G2

Tel:  (604) 689-1749

Fax:  (604) 643-1789

Filed by EDGAR

July 27, 2004

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

U.S.A.

Re:

InNexus Biotechnology Inc.

Form 20-FR12G filed May 27, 2004 and Form 20-FR12G-A, filed July 14, 2004, File No. 0-50656

Dear Sir or Madam:

We are writing to request the withdrawal of our registration statement on Form 20-FR12G filed on May 27, 2004 and Form 20FR12G-A filed on July 14, 2004 as File no. 0-50656.

Yours truly,

INNEXUS BIOTECHNOLOGY, INC.

“Stuart Rogers”

Stuart Rogers

Chief Financial Officer